UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Zhihu Inc.

(Name of Issuer)

Class A Ordinary Shares, par value $0.000125 per share

(Title of Class of Securities)

98955N108*

(CUSIP Number)

Alejandro Moreno

Langhorne S. Perrow

c/o Access Industries, Inc.

40 West 57th Street, 28th Floor

New York, New York 10019

(212) 247-6400

with copies to:

Nicholas P. Pellicani

Debevoise & Plimpton LLP

65 Gresham Street

EC2V 7NQ

London

+44 20 7786 9000

(Name, Address and Telephone Number of Person Authorized to ReceiveNotices and Communications)

February 16, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

*

There is no CUSIP number assigned to the Class A Ordinary Shares, par value US$0.000125 per share (“Class A Ordinary Shares”). CUSIP number 98955N108 has been assigned to the American Depositary Shares (“ADSs”) of Zhihu Inc. (the “Issuer”), which are quoted on the New York Stock Exchange under the symbol “ZH.” Each two ADSs represent one Class A Ordinary Share.

CUSIP No. 98955N108

1	NAME OF REPORTING PERSON. AI Knowledge LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,865,410 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 17,865,410 shares
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,865,410 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 6.33%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)

Based on 282,048,629 Class A ordinary shares outstanding, as of February 2, 2024, as reported in Exhibit 99.1 to the Issuer’s Form 6-K furnished to the Securities and Exchange Commission on February 9, 2024.

CUSIP No. 28658R106

1	NAME OF REPORTING PERSON. Access Industries Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 17,865,410 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 17,865,410 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,865,410 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 6.33%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)

Based on 282,048,629 Class A ordinary shares outstanding, as of February 2, 2024, as reported in Exhibit 99.1 to the Issuer’s Form 6-K furnished to the Securities and Exchange Commission on February 9, 2024.

CUSIP No. 28658R106

1	NAME OF REPORTING PERSON. Len Blavatnik
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 17,865,410 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 17,865,410 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,865,410 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 6.33%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Based on 282,048,629 Class A ordinary shares outstanding, as of February 2, 2024, as reported in Exhibit 99.1 to the Issuer’s Form 6-K furnished to the Securities and Exchange Commission on February 9, 2024.

CONTINUATION PAGES TO AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1 to Schedule 13D is being filed by AI Knowledge LLC (“AIK”), Access Industries Management, LLC (“AIM”) and Len Blavatnik (collectively, the “Reporting Persons”, and each, a “Reporting Person”), in respect of the Class A ordinary shares, par value $0.000125 per share (the “Common Shares”), of Zhihu Inc. (the “Issuer”). The ADSs of the Issuer are listed on the New York Stock Exchange under the symbol “ZH.” Two ADSs represent one Class A ordinary share.

The Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on May 16, 2022 (the “Schedule”), is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment No. 1. This amendment is filed by the Reporting Persons in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, and refers only to information that has materially changed since the filing of the Schedule. The items identified below, or the particular paragraphs of such items which are identified below, are amended as set forth below. Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule.

Item 3	Source and Amount of Funds or Other Considerations

Item 3 to the Schedule is hereby supplemented by adding the following at the end thereof:

On July 22, 2022, AIK purchased 1,130,574 ADSs (representing 565,287 Common Shares) at a weighted average price of $1.3744 per ADS in open market transactions.1

On July 25, 2022, AIK purchased 206,281 ADSs (representing 103,140.5 Common Shares) at a weighted average price of $1.3662 per ADS in open market transactions.2

On July 26, 2022, AIK purchased 1,036,000 ADSs (representing 518,000 Common Shares) at a weighted average price of $1.3465 per ADS in open market transactions.3

Item 4	Purpose of Transaction

Item 4 to the Schedule is hereby supplemented by adding the following at the end thereof:

On February 16, 2024, Han Wang was appointed as the Issuer’s Chief Financial Officer. Mr. Wang was previously an employee of an entity affiliated with AIM and currently is engaged as a consultant engaged by an entity affiliated with AIM relating to companies in which AIM-affiliated entities are invested. From time to time, affiliated individuals of the Reporting Persons may meet and discuss with members of management of the Issuer regarding various initiatives concerning the business, capital allocation, operations, board composition, management, strategy and future plans of the Issuer or matters that the Reporting Persons believe can generate shareholder value.

Item 5	Interest in Securities of the Issuer

The disclosure in Item 5 to the Schedule is amended and restated as follows:

[1]

The ADSs were purchased in multiple transactions ranging from $1.340 to $1.410, inclusive. The Reporting Persons undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares purchased at each separate price within such range.

[2]

The ADSs were purchased in multiple transactions ranging from $1.345 to $1.380, inclusive. The Reporting Persons undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares purchased at each separate price within such range.

[3]

The ADSs were purchased in multiple transactions ranging from $1.325 to $1.370, inclusive. The Reporting Persons undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares purchased at each separate price within such range.

(a) and (b) The responses of each of the Reporting Persons with respect to Rows 11, 12, and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of Common Shares (including but not limited to footnotes to such information) are incorporated herein by reference.

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Schedule 13D that relate to the number of Common Shares as to which each of the persons or entities referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including but not limited to footnotes to such information) are incorporated herein by reference.

23,902,020 ADSs (representing 11,951,010 Common Shares) and 5,914,400 Common Shares are owned directly by AIK and may be deemed to be beneficially owned by AIM and Mr. Blavatnik because (i) AIM controls AIK and (ii) Mr. Blavatnik controls AIM. Each of the Reporting Persons (other than AIK), and each of their affiliated entities and the officers, partners, members and managers thereof, disclaims beneficial ownership of these securities.

(c) The following transactions in the Issuer’s securities have been effected by Reporting Persons within the 60 days prior to this filing:

None.

(d) Not applicable.

(e) Not applicable.

Item 7	Materials to Be Filed as Exhibits

Exhibit	Description

99.3	Joint Filing Agreement, dated as of February 20, 2024.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 20, 2024

AI KNOWLEDGE LLC	By: Access Industries Management, LLC, its Manager

/s/ Alejandro Moreno
Name: Alejandro Moreno
Title: Executive Vice President

ACCESS INDUSTRIES MANAGEMENT, LLC	/s/ Alejandro Moreno
Name: Alejandro Moreno
Title: Executive Vice President

/s/ *
Name: Leonard Blavatnik

*	The undersigned, by signing his name hereto, executes this Schedule 13D pursuant to the Limited Power of Attorney executed on behalf of Mr. Blavatnik and filed herewith.

By:	/s/ Alejandro Moreno
Name: Alejandro Moreno
Attorney-in-Fact